January 30, 2014

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CSG Systems International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 0-27512

Dear Mr. Gilmore:

On behalf of CSG Systems International, Inc. (“CSGI” or the “Company”), we provide this submission in response to your letter dated January 16, 2014 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2012, filed by CSGI on March 8, 2013. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1.	We note your response to our prior comment 1. Supplementally provide us with a breakdown of revenues for both elements (i.e., maintenance and software/service) included in these arrangements for all periods presented in the filing. While it is acceptable to present revenues related to both the software products and the related implementation services accounted for under contract accounting on a combined basis in a separate income statement line item, revenues from such arrangements should be reported separately from other product and services revenues (i.e., maintenance). Therefore, if software/service revenues are greater 10% of total revenues, tell us how you determined that a combined presentation with maintenance revenues within the same line item on the face of your consolidated statements of operations is appropriate.

18020 Burt Street  |  Omaha, NE 68022  |  phone: 402.431.7000

Response:

In response to your request, the following table presents a breakdown of revenues for both elements (i.e., maintenance and software/service) for all periods presented in our Form 10-K for the fiscal year ended December 31, 2012:

	Year Ended December 31,
	2012		2011		2010		2009		2008
Software, maintenance and services revenues:
Software and service	$124,242	16.4%	$118,835	16.2%	$7,917	1.4%	$11,729	2.3%	$8,200	1.7%
Maintenance	87,975	11.6%	91,230	12.4%	30,067	5.5%	24,018	4.8%	23,882	5.1%

Total	212,217		210,065		37,984		35,747		32,082

CSGI believes our presentation of revenue as revenue from services and other revenues in our Consolidated Statements of Income for the periods presented is in compliance with Rule 5-03(b)(1) of Regulation S-X. Revenue from services consists of processing and related services and other revenue consists of software, maintenance and services. Neither of the software and services, accounted for under contract accounting on a combined basis, nor the maintenance revenue detailed above consist of deliverables that are purely within the categories set forth in Rule 5-03(b)(1). We believe they constitute “other revenue” under Rule 5-03(b)(1) of Regulation S-X. Both software and service, accounted for under contract accounting on a combined basis, and maintenance are component deliverables of a larger bundled arrangement. Each element identified for accounting purposes includes a right to intellectual property (i.e., pure software and when-and-if-available upgrades and enhancements), and a service element (i.e., implementation/consulting services, and telephone support). Therefore, we do not believe either fits purely within the categories set forth in Rule 5-03(b)(1).

In addition to software and services from contracts accounted for under ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts, the amounts in the table above under software and service includes amounts for pure software license revenue and pure service revenue (i.e., consulting services). The amounts of pure software and pure service revenue are less than 10% of total revenue.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 47

Prior Comment 2

2.	We note your response to our prior comment 2 which states that conversion/set-up fees included as part of your processing and related services arrangements do not have standalone value and are recognized over the initial contract term as opposed to the expected service period “because [y]our contractual renewal/extension period fees under said arrangements are not priced below [y]our initial fees, and often times, if such contracts are renewed, the original terms of the arrangement are renegotiated.” It is not clear from your response why you believe that your customers do not benefit from the conversion/set-up services upon renegotiation of the original contract terms. Please clarify. As part of your response, please tell us whether you provide additional conversion/set-up services associated with the renewal/extension period fees. In addition, quantify the amount of conversion/set-up fees recognized in your financial statements for all periods presented.

Response:

In response to your request, the following table presents the amount of conversion/set-up fees recognized in our income statements for all periods presented in our Form 10-K for the fiscal year ended December 31, 2012:

	Year Ended December 31,
	2012	2011	2010
Conversion/set-up services	$3,667	$5,269	$3,735

Conversion/set-up services represent less than 1% of our total revenue for each of the years presented.

We believe, based on the substance of our processing and related service arrangements, that our policy of amortization of conversion/set-up services over the initial contract period is consistent with the guidance provided in footnote 39 of SAB Topic 13A.3.f. which states, “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).” As we previously discussed in our letter to the Staff dated December 19, 2013, the majority of our processing and related service arrangements that require conversion/set-up services are for a term of four to five years and provide for one to two year extensions, which are priced at the initial/existing fees levels plus an inflationary factor. Notwithstanding the contractual optional renewal terms, we generally experience a negotiation of new contract terms at the end of the initial contract term and this negotiation may result in a new contract with modified deliverables and pricing. That said, and to further clarify our previous response, we do not believe that our contract extension terms are “priced at a bargain” and therefore, we do not have an expectation that a customer will extend beyond the initial term. Because we do not have an expectation for the relationship with the customer to extend beyond the initial term, we do not believe that the revenue recognition period should extend beyond the initial contractual period.

We do not provide additional conversion/set-up services associated with the “renewal/extension period fees” unless the scope of an existing arrangement has been expanded. As these are processing and related service arrangements, fees to be paid under a renewed, or an extended, contract are for on-going services to be provided, beyond the initial conversion/set-up services. In instances where the scope of an arrangement has increased, incremental conversion/set-up services could be provided.

*****

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have further questions or require additional information.

Sincerely,

/s/ Randy R. Wiese
Randy R. Wiese
Executive Vice President, Chief Financial Officer

cc:	Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

Rolland B. Johns, Senior Vice President, Chief Accounting Officer

Bernard W. Reznicek, Audit Committee Chairman

Bradley J. Homant, KPMG